RESOLUTION

GLOBOCOIN 1, LLC
A Delaware Limited Liability Company
ACTION BY UNANIMOUS WRITTEN CONSENT OF
THE MANAGER

The undersigned, constituting the sole manager (the "**Manager**") of Globocoin 1, LLC, a Delaware limited liability company (the "**Company**"), hereby adopt the following resolutions:

Issuance of new units

WHEREAS, pursuant to section 3.11 of the Globocoin 1, LLC Operating Agreement, The Company is presently authorized to issue one hundred thousand (100,000) Units and;

WHEREAS, pursuant to section 3.11 of the Globocoin 1, LLC Operating Agreement, The Manager shall have the authority to raise additional capital through The Company offering new Units, of any kind of class, without the consent of the Members;

NOW, THEREFORE BE IT RESOLVED, that the directors hereby authorize and approve the issuance of additional Units pursuant to the terms thereof;

1. **RESOLVED,** that The Manager shall issue Twenty Four Million, Nine Hundred Thousand (24,900,000) additional common Units of membership interest.
2. **RESOLVED,** that The Manager shall issue One Million, Seventy Thousand(1,070,00) additional common Units of membership interest for the company's REG CF offering.
3. **RESOLVED,** that The Manager shall modify the Company's Operating Agreement (OA) in section 3:11 and in EXHIBIT A of the Globocoin 1, LLC Operating Agreement hereby implementing this resolution.

Introduction of Doing Business As (D/B/A)

WHEREAS, pursuant to section 4 of the Globocoin 1, LLC Operating Agreement, The Manager shall have full, complete and exclusive discretion to take any and all action The Company is authorized to take and to make all decisions with respect thereto;

NOW, THEREFORE BE IT RESOLVED, that the directors hereby authorize and approve the declaration of a D/B/A pursuant to the terms thereof;

3. **RESOLVED,** that the members agree to introduce D/B/A *BitiCar LLC.*
4. **RESOLVED,** that The Manager shall modify the Company's Operating Agreement (OA) header section and *nature of business* in section 2.2 accordingly.

Omnibus Resolutions

RESOLVED, that the Manager of the Company is authorized and empowered to take any and all such further action, to execute and deliver any and all such further agreements, instruments, documents, and certificates and to pay such expenses, in the name and on behalf of the Company or the Manager, as the Manager may deem necessary or advisable to effectuate the purposes and intent of the resolutions hereby adopted, the taking of such actions, the execution and delivery of such agreements, instruments, documents and certificates and the payment of such expenses by the Manager to be conclusive evidence of its authorization hereunder and the approval thereof.

RESOLVED FURTHER, that any and all actions taken by the Manager of the Company to carry out the purposes and intent of the foregoing resolutions prior to their adoption are approved, ratified and confirmed.

This action by written consent shall be filed with the minutes of the proceedings of the Managers of the Company.

[Signature page follows]

Dated: June 15, 2019.

MANAGERS:

Globocoin Group Management, LLC,
a Delaware limited liability company



By:
Name: Tobias Maldonado
Title: Manager

MODIFIED OPERATING AGREEMENT

BITICAR, LLC

A DELAWARE LIMITED LIABILITY COMPANY

This OPERATING AGREEMENT ("**Agreement**") of BitiCar, LLC, a Delaware limited liability company (the "**Company**") is entered into and will be effective as of the Effective Date and is dated for reference purposes as of February 12, 2018, by and among (i) Globocoin Group Management, a Delaware limited liability company (the "**Manager**"); (ii) Globocoin Holdings, LLC, a Delaware limited liability; and (iii) any other Person admitted in accordance with this Agreement as a Member of the Company from time to time.

RECITALS

A.   On February 12, 2018, Certificate of Formation for the Company under the laws of the State of Delaware, was filed with the Delaware Secretary of State.

B.   The parties desire to adopt and approve a written limited liability company agreement for the Company.

AGREEMENT

NOW, THEREFORE, the parties by this Agreement set forth the Limited Liability Company Agreement for the Company under the laws of the State of Delaware upon the terms and subject to the conditions set forth herein.

1.

Definitions

The following terms used in this Agreement will have the following meanings:

1.1.   **"Act"** means the Delaware Limited Liability Company Act as in effect on the Effective Date of this Agreement, as amended, supplemented, or restated from time to time, and any successor statutes.

1.2.   **"Additional Member"** means a Person, other than an initial Member, admitted as a Member of the Company as a result of an issuance of Units to such Person by the Company.

1.3.   **"Adjusted Capital Account Balance"** is defined in Section A.1 of Appendix 1.

1.4.   **"Adjusted Deficit"** is defined in Section A.1 of Appendix 1.

1.5.   **"Advisers Act"** means the Investment Advisers Act of 1940, as the same may be amended from time to time.

1.6.   **"Affiliate"** means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries' controls is controlled by, or is under common control with, the Person in question. As used herein, the term "Control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

1.7. **"Agreement"** means this Limited Liability Company Agreement as originally executed and as amended, modified or restated from time to time.

1.8. **"Articles"** means the Certificate of Formation of the Company as filed with the Delaware_ Secretary of State, as may be amended or restated from time to time.

1.9. **"Business Day"** means each day of the week which is not a Saturday, Sunday or a holiday recognized and observed by the Federal Reserve Board of Governors.

1.10. **"Capital Account"** is defined in Section A.1 of Appendix 1.

1.11. **"Capital Contribution"** shall mean the total value of cash contributed to the Company by the Members. The term Capital Contribution includes not only the initial amount of cash contributed to the Company by a Member, but also any Supplemental Capital Contribution.

1.12. **"Code"** means the Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent superseding federal revenue laws, and to the extent applicable, the Regulations.

1.13. **"Company"** means BitiCar 1, LLC, a Delaware limited liability company.

1.14. **"Company Property"** means any and all real and personal property owned by the Company.

1.15. **"Confidential Information"** is defined in Section 3.10.

1.16. **"Depreciation"** is defined in Section A.1 of Appendix 1.

1.17. **"Dissolution Event"** is defined in Section 10.3.

1.18. **"Economic Rights"** means a Person's share of the Profits, Losses and distributions of Company Property pursuant to the Act, the Articles and this Agreement *provided* that Economic Rights do not include any management or Voting Rights.

1.19. **"Effective Date"** means February 12, 2018

1.20. **"Electronic Transmission"** means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process, including but not limited to transmission by facsimile or electronic mail *provided, however*, that the Company may require that any such electronic transmission must either set forth or be submitted with information from which the Company can determine that the electronic transmission was authorized by a Member or Manager as the case may be.

1.21. **"Encumbrance"** shall mean any mortgage, pledge, security interest, lien, proxy coupled with an interest (other than as contemplated in this Agreement), option or preferential right to purchase.

1.22. **"Entity"** means any general partnership, limited partnership, limited liability partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative, association, unincorporated organization, government or any agency or political subdivision thereof, joint stock company or other business organization, including without limitation any foreign trust or foreign business organization.

1.23. **"Fair Market Value"** shall mean, at any given time, the value at which the interest would change hands in a transaction between a willing buyer and a willing seller, each acting freely, voluntarily and without any compulsion, taking into consideration all relevant facts and circumstances including the provisions of the Articles and this Agreement.

1.24. **"Financial Insolvency"** of a Member means: (i) the filing of a voluntary or involuntary petition in bankruptcy, which proceeding is not dismissed within ninety (90) days; (ii) the entry of an order, judgment or decree by any court of competent jurisdiction appointing a trustee, receiver or custodian of the assets of a Member unless the proceedings and the person appointed are dismissed within ninety (90) days; (iii) the making by a Member of a general assignment for the benefit of creditors; or (iv) the failure by a Member generally to pay such Member's debts as the debts become due within the meaning of Section 303(h)(1) of the United States Bankruptcy Code, as determined by a Bankruptcy Court, or the admission in writing of such Member's inability to pay such Member's debts as they become due.

1.25. **"Fiscal Year"** means the Company's fiscal year, which will be a calendar year, to the extent permitted under Code § 706 and otherwise, as determined pursuant to Code § 706.

1.26. **"Indemnified Person"** means (a) any Person who is or was an officer of the Company, if any; (b) the Manager, together with its officers, directors, members and managers; (c) Affiliates of the Manager, together with its officers, directors, shareholders, members and managers; (d) any Person who is or was serving at the request of the Company as an officer, director, member, manager, partner, tax matters partner, fiduciary or trustee of another Person (including any subsidiary) *provided* that a Person shall not be an Indemnified Person by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, and (e) any Person that the Manager designates as an "Indemnified Person" for purposes of this Agreement.

1.27. **"Interest Holder"** means, as applicable, the Members, transferees and Manager, if any.

1.28. **"Investment Company Act"** means the Investment Company Act of 1940, as amended, supplemented, or restated from time to time and any successor to such statute, and the rules and regulations promulgated thereunder.

1.29. **"Involuntary Transfer"** means any Transfer by operation of law, pursuant to court order, foreclosure of a security interest, execution of a judgment or similar legal process arising from or related to the exercise of any rights or remedies by a person other than the Member or his voluntary transferee.

1.30. **"Legal Incompetency"** of an individual Member means a declaration of such Member's incompetency, whether for insanity, age, disability or other reason, by a court of competent jurisdiction.

1.31. **"Manager"** means Globocoin Group Management, a Delaware limited liability company, or such other Person who succeeds Globocoin Group Management pursuant to the terms hereof.

1.32. **"Member"** means each Person who executes a counterpart of this Agreement or a Subscription Agreement as an initial Member and each Person who may hereafter become an Additional Member or substitute Member.

1.33. **"Membership Interest"** means a Member's entire interest in the Company expressed as a percentage, with the numerator being the number of Units that Member owns and the denominator being the total number of Units issued and outstanding to all Members, including without limitation that Member's Economic Rights and Voting Rights.

1.34. **"Net Available Cash From Operations"** means the gross cash proceeds from Company operations.

1.35. **"Person"** means any individual or Entity.

1.36. **"Permitted Transfer"** means a Transfer of a Person's Membership Interest in the Company in accordance with Section 9.3.

1.37. **"Profits" and "Losses"** are defined in Section A.1 of Appendix 1.

1.38. **"Register"** is defined in Section 3.11(b).

1.39. **"Regulations"** means proposed, temporary and final regulations promulgated under the Code in effect as of the date of filing the Articles and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

1.40. **"Sharing Ratio"** means those proportions shown on the Company's Register as the same may be adjusted from time to time as provided for in this Agreement. Generally the Sharing Ratio is the interest of a Member, expressed as a percentage and determined by using a fraction in which the number of Units owned by such Member is the numerator and the aggregate number of Units that are then outstanding is the denominator.

1.41. **"Super-Majority" or "Super-Majority Vote"** means (i) with respect to actions taken or matters voted upon by Members at an actual meeting of Members, the votes cast by holders of outstanding Units represented at the meeting and entitled to vote thereon in favor of the action constitute not less than two-thirds (2/3) of the total number of the votes cast by holders of outstanding Units represented at the meeting and entitled to vote thereon, and (ii) with respect to actions taken by Members by written consent in lieu of an actual meeting, the written consent approving the action by holders of outstanding Units entitled to vote thereon and representing not less than two-thirds (2/3) of the total number of votes entitled to be cast by holders of all outstanding Units entitled to vote thereon.

1.42. **"Transfer"** means, with respect to any Units or any interest in or part of a Unit, any sale, assignment, gift, conveyance or other transfer or disposition, whether voluntary or an Involuntary Transfer *provided, however*, that "Transfer" shall not include the original issuance of Units by the Company.

1.43. **"Transferor"** means a Person who attempts to Transfer all or a portion of its Units in the Company.

1.44. **"Unit"** means a share of Membership Interests in the Company, each of which entitles the owner to the rights, preferences, allocations, distribution, and other benefits of ownership, subject to applicable restrictions, obligations and limitations, as may be determined from time to time for Units authorized for issuance pursuant to this Agreement. Except as otherwise provided in this Agreement, each Unit of Membership Interest shall be entitled to one vote on matters submitted for the approval by the Members, and any Members holding Units as joint or cotenants shall be treated as one Member with such other Members as they jointly or co-own the Units with.

1.45. **"Unrecovered Investment"** is defined in Section A.1 of Appendix 1.

1.46. **"Voting Rights"** means, with respect to Units, the right to exercise voting or consensual rights of a Member under this Agreement.

2.

Organization of Company

2.1. **Organization.** Pursuant to the Act, the Manager formed a Delaware limited liability company under the laws of the State of Delaware by filing the Articles with the Delaware Secretary of State and entering into this Agreement. Also pursuant to the Act, the Members have entered into this Agreement. The rights and liabilities of the Interest Holders will be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Interest Holder are different by reason of any provision of this Agreement than they would be absent such provision, this Agreement, to the extent permitted by the Act, will control.

2.2. **Nature of Business.** The purposes of the Company are (i) providing a peer-to-peer rideshare service platform connecting drivers and passengers; and (ii) engaging in such other activities directly related to the foregoing business as may be necessary, advisable, or appropriate in the reasonable opinion of the Manager. The Company may pursue its purpose directly or indirectly through the use of one or more single purpose entities.

2.3. **Term of the Company.** The term of the Company will commence upon the Effective Date and will continue until the Company is dissolved as set forth herein or the Act.

2.4. **Defects as to Formalities.** A failure to observe any formalities or requirements of this Agreement, the Articles, or the Act will not be grounds for imposing personal liability on the Manager or any Interest Holder for liabilities of the Company.

2.5. **Registered Office and Registered Agent.** The Company shall at all times maintain a registered agent as required by applicable laws, including the Act. The Company may change the registered agent and/or the address of its registered agent at such times and from time to time as the Manager may deem advisable.

2.6. **Principal Office.** The records required to be maintained by the Act shall be kept at the Company's principal office. The Manager may at any time change the principal office or designate additional places of business of the Company.

2.7. **No Partnership Intended for Non-Tax Purposes.** The Members have formed the Company under the Act and expressly do not intend hereby to form a general or limited partnership, a limited liability partnership or a corporation. The Members do not intend to be partners to one another or partners as to any third party. To the extent that any Interest Holder, by word or action, represents to another Person that any other Interest Holder is a partner or that the Company is a partnership, the Interest Holder making such wrongful representation shall be liable to any other Interest Holder who incurs personal liability by reason of such wrongful representation.

2.8. **Rights of Creditors.** None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Company.

2.9. **Title to Company Property**. All Company Property will be owned by the Company as an entity separate and distinct from its owners and no Interest Holder will have any individual ownership interest in Company Property in name or right and each Interest Holder's interest in the Company will be personal Company Property for all purposes. The Company shall hold all Company Property in the name of the Company or a single purpose entity and not in the name or names of any Interest Holder. All funds of the Company will be deposited in such checking accounts, savings accounts, time deposits or certificates of deposit in the Company's name or will be invested in the Company's name, in such manner as may be designated by the Manager from time to time. Company funds cannot be commingled with those of any other Person. Company funds will be used by the Manager only for the business of the Company.

2.10. **Payments of Individual Obligations**. The Company's credit and assets will be used solely for the benefit of the Company and no asset of the Company will be Transferred or encumbered for, or in payment of, any individual obligation of any Interest Holder.

2.11. **Adoption of Agreement, Effect of Inconsistencies with Act**. The Interest Holders shall be subject to the terms and conditions of this Agreement. Notwithstanding any other agreement between the Interest Holders with respect to the Company, the Interest Holders agree that this Agreement shall be the sole reflection of the agreements between and among the Company and the Interest Holders with respect to all matters relating to the governance of the Company. Except to the extent a provision of this Agreement expressly incorporates federal income tax rules by reference to the Code or Regulations, this Agreement shall govern all matters between the Company and the Interest Holders relating to governance of the Company, notwithstanding any provision of the Act or any other law or rule to the contrary. To the extent that any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be considered amended to the smallest degree possible in order to make this Agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make any provision of this Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such amendment or interpretation. The Interest Holders agree that each Interest Holder shall be entitled to rely on the provisions of this Agreement and no Interest Holder shall be liable to the Company or to any other Interest Holder for any action or refusal to act taken in good faith reliance on the terms of this Agreement.

2.12. **Certificate of Formation**. The Articles have been filed with the Secretary of State of the State of Delaware as required by the Act, such filing being hereby confirmed, ratified and approved in all respects. The Manager shall use all reasonable efforts to cause to be filed such other certificates or documents that it determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited liability company in the State of Delaware or any other state in which the Company may elect to do business or own Company Property. To the extent that the Manager determines such action to be necessary or appropriate, the Manager shall direct the appropriate officers to file amendments to and restatements of the Articles and to do all things to maintain the Company as a limited liability company under the laws of the State of Delaware or of any other state in which the Company may elect to do business or own Company Property, and any such officer so directed shall be an "authorized person" of the Company within the meaning of the Act for purposes of filing any such certificate with the Secretary of State of the State of Delaware. The Company shall not be required, before or after filing, to deliver or mail a copy of the Articles, any qualification document, or any amendment thereto to any Member.

2.13. **Power of Attorney**. Each Member hereby constitutes and appoints the Manager and each of their authorized officers, managers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

(a)   Execute, swear to, acknowledge, deliver, file and record in the appropriate public offices:

(1) all certificates, documents and other instruments (including this Agreement and the Articles and all amendments or restatements hereof or thereof) that the Manager determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Company as a limited liability company in the State of _ Delaware and in all other jurisdictions in which the Company may conduct business or own Company Property;

(2) all certificates, documents and other instruments that the Manager determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement;

(3)   all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the Manager determines to be necessary or appropriate to reflect the dissolution, liquidation and/or termination of the Company pursuant to the terms of this Agreement;

(4) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Member pursuant to this Agreement;

(5)   all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class of Units issued pursuant to this Agreement; and

(6)   all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger, consolidation or conversion of the Company pursuant to this Agreement.

(b)   Execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the Manager determines to be necessary or appropriate to (i) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Members hereunder or is consistent with the terms of this Agreement or (ii) effectuate the terms or intent of this Agreement.

(c)   Nothing contained in this Section 2.13 shall be construed as authorizing the Manager to amend, change or modify this Agreement except in accordance with and as expressly provided for in Article 13 of this Agreement.

(d)   The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Member and the transfer of all or any portion of such Member's Units and shall extend to such Member's heirs, successors, assigns and personal representatives. Each such Member hereby agrees to be bound by any representation made by the Manager acting in good faith pursuant to such power of attorney and each such Member, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the Manager taken in good faith under such power of attorney in accordance with this Section. Each Member shall execute and deliver to the Manager within fifteen (15) days after receipt of the request therefor such further designation, powers of attorney and other instruments as the Manager determines to be necessary or appropriate to effectuate this Agreement and the purposes of the Company.

3.

Members

3.1. **Authority to Act**. Except to the extent expressly required by this Agreement, no Interest Holder may participate in the management or control of the Company's business, nor may it transact any business for the Company, nor will any Interest Holder have the power to act for or bind the Company, such power being vested solely and exclusively in the Manager as provided in this Agreement. No Member, acting solely in the capacity of a Member, is an agent of the Company nor can any Member in such capacity bind or execute any instrument on behalf of the Company.

3.2. **Super-Majority Vote**. The following matters require the approval of a Super-Majority of the Members:

(a) The taking of any action in contravention of the provisions of the Operating Agreement;

(b) Any merger of the Company with or into another business entity; or

(c) All such other matters as our Manager, in its sole discretion, determines will require the approval of Members, or as otherwise required by law.

3.3. **Meetings of Members**.

(a) Optional Meetings. No annual or regular meeting of Members is required. Special meetings of Members may be called by the Manager from time to time for the purpose of taking action upon any matter requiring the vote or authority of the Members as herein provided or upon any other matter deemed by the Manager to be necessary or desirable. Each Member shall have one (1) vote for each one (1) Unit attributable to that Member.

(b) Place of Meetings. The Manager shall designate the place for any special meeting in the notice to Members. If no designation is made, the place of meeting shall be the principal place of business of the Company.

(c) Notice of Meeting. The Company shall give written notice to each Member of the date, time and place of each meeting of Members not less than ten (10) and not more than sixty (60) days before the meeting. Written notices shall be delivered in the manner and deemed given as set forth in Section 13.7 below. A Member's attendance at, or participation in, a meeting for which notice is required shall constitute a waiver of notice, unless the Member at the beginning of the meeting (or promptly upon arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

(d) Meeting Materials. In connection with any action required or permitted to be taken at a meeting of the Members, the Company may communicate or provide information or materials to Members by (i) Electronic Transmission or (ii) making the information or materials available on a reasonably accessible electronic network, provided that (A) the information required to gain access to such electronic network is provided to Members a reasonable time in advance and (B) the Company may take reasonable steps to ensure that such information is available only to Members.

(e)   Quorum. The holders of a majority of the outstanding Units entitled to vote at such meeting, represented in person or by proxy, shall be necessary to constitute a quorum at meetings of the Members. Each of the Members hereby consents and agrees that one (1) or more Members may participate in a meeting of the Members by means of conference telephone or similar communication equipment by which all Persons participating in the meeting can speak and hear each other at the same time, and such participation shall constitute presence in person at the meeting. In the absence of a quorum, those present may adjourn the meeting for any period but in no event shall such period exceed thirty (30) days.

(f)   Manner of Acting. If a quorum is present, the affirmative vote of the Members, as required herein, shall be an action of the Members, unless a greater number or different vote is required by the Act. Unless so required by law, voting at meetings of Members need not be by written ballot and, if so required, any such requirement of a written ballot may be satisfied by a ballot submitted by Electronic Transmission by Members (including by Members present in person and Members participating in the meeting by means of conference telephone or similar communication equipment).

(g)   Proxies. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by his duly authorized attorney-in-fact. Such proxy shall be filed with the Manager before or at the time of the meeting, including by notice delivered in the manner set forth in Section 13.7 or by Electronic Transmission. No proxy shall be valid after eleven (11) months from the date of its execution unless otherwise provided in the proxy.

(h)   Conduct of Meeting. The Manager shall preside over and conduct the meeting. At all meetings of Members, accurate minutes of the meeting shall be taken by a natural person designated by the Manager. The minutes of the meeting shall be attested to by the Manager or other natural person taking minutes and shall be filed in the Company's records.

3.4. Member Action by Written Consent. Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting if the action is evidenced by one (1) or more written consents describing the action taken, signed by the holders of at least the minimum number of Units that would be necessary to authorize or take the action at a meeting of Members at which all Units entitled to vote thereon were present and voted, provided that:

(a)   A Member action taken by written consent is not effective unless all written consents on which the Company relies for taking such action are received by the Company within a sixty (60) day period and not previously revoked, in which case the Member action taken by written consent shall be effective on the date that all written consents on which the Company relies for taking such action are received by the Company or any later effective date specified therein; and

(b)   Unless the written consents of all Members entitled to vote have been obtained, written notice of any Member approval without a meeting shall be given at least five (5) days before the consummation of the transaction, action, or event authorized by the Member action to those entitled to vote who have not consented in writing.

(c)   Written consents or written notices, as contemplated above, shall be delivered in the manner and deemed given as set forth in Section 13.7 below.

3.5.   Voluntary Withdrawal. No Member may voluntarily withdraw from the Company without the consent of the Manager, which may be granted or withheld in the Manager's sole discretion.

3.6.   Limitation of Liability. The liability of Interest Holders will be limited as set forth in this Agreement, the Act, and other applicable law. An Interest Holder will not be personally liable for debts, losses, obligations, or liabilities of the Company, whether that debt, loss, obligation, or liability arises in contract, tort, or otherwise, beyond its Capital Contributions, except as otherwise provided by law.

3.7.   Indemnification of Members The Company shall indemnify the Members for all costs, losses, liabilities, and damages paid or accrued by such Member, and advance expenses incurred by the Interest Holders, in connection with the business of the Company, to the fullest extent provided or allowed by the laws of the State of Delaware, except to the extent such costs, losses, liabilities, damages or expenses were incurred either as a result of actions taken without any consent of Members required under this Agreement or applicable law as a condition to the taking of such action or otherwise as a result of the fraud, gross negligence, willful misconduct, or a material breach of this Agreement by the Member seeking indemnification, as determined by a court of competent jurisdiction pursuant to a final judgment.

3.8.   Other Activities of Members. Each Member may enter into transactions that may be considered to be competitive with, or a business opportunity that may be beneficial to, the Company, it being expressly understood that some of the Members may enter into transactions that are similar to the transactions into which the Company may enter and the Company and each Member waives the right or claim to participate therein. Notwithstanding the foregoing: (i) each Member shall account to the Company and hold, as trustee for it, any Company Property, profit, or benefit derived by the Member, without the consent of the Manager, in the formation, conduct and winding up of the Company business or from a use or appropriation by the Members of Company Property, including information developed exclusively for the Company and opportunities expressly offered to the Company; and (ii) no Member may utilize Company Property for other than Company purposes.

3.9.   Other Self-Interest. A Member does not violate a duty or obligation to the Company merely because such Member's and Transferee's conduct furthers the interest of the Member. A Member may lend money to and transact other business with the Company only in accordance with this Agreement. The rights and obligations of a Member who lends money to or transacts business with the Company are the same as those of a Person who is not a Member, subject to other applicable law. No transaction with the Company will be voidable solely because a Member has a direct or indirect interest in the transaction if the transaction is a conflict or is approved or ratified as provided for in this Agreement.

3.10.   Confidential Information. The Members recognize and acknowledge that as Members they will have access to, be provided with and, in some cases, will prepare and create Confidential Information (as defined below). A Member shall not, either while a Member or subsequently, use or disclose any Confidential Information, either personally or for the use of others, other than in connection with the Member's or Transferee's activities on behalf of the Company. No Member shall disclose any Confidential Information to any Person who is not a Member, not employed by the Company, or not authorized by the Manager to receive such Confidential Information without the prior written consent of the Manager. Additionally, notwithstanding anything herein to the contrary, the Company may keep as confidential from Members for such period of time as the Company deems reasonable any information which the Company reasonably believes to be in the nature of trade secrets or other information, the disclosure of which the Company in good faith believes is not in the best interest of the Company or could damage the Company or its business or which the Company is required by law or by agreement with a third party to keep confidential. Each Member shall use reasonable and prudent care to safeguard, protect, and prevent the unauthorized use and disclosure of Confidential Information. The obligations contained in this Section will survive for as long as the Company, in its sole judgment, considers subject information to be Confidential Information. "**Confidential Information**" means financial information or material proprietary to the Company or proprietary to others and entrusted to the Company, whether written or oral, tangible or intangible, which a Member obtains knowledge of through or as a result of the Member's or Transferee's activities on behalf of the Company.

3.11.   Types of Membership Interest. _

(a)   As of the Effective Date of this Agreement, the only types of Units the Company is authorized to issue are common units of membership interest.   The Company is presently authorized to issue Twenty Six Million, Seventy Thousand (26,070,000) Units. Subject to the provisions of Article 5 below, the Manager shall have the authority to raise additional capital through the Company offering new Units, of any kind of class, without the consent of the Members that may be superior in terms of rights and preferences to the Members. Each Member hereby consents to the amendment of this Agreement by the Manager to the extent necessary to facilitate the issuance of new Units in future capital fundraising of the Company, irrespective of whether such issuance is dilutive to the Member's existing Units, and whether such new Units have rights and preferences superior to those possessed by the Member hereunder.

(b)   The type and number of Units held by the Members, and the opening Capital Account balances of the Members and the Sharing Ratio of each Member, are set forth in a separate written register (the "**Register**") maintained by the Manager. The Register shall be amended from time to time by the Manager to reflect transfers of Units and the issuance of new Units in accordance with this Agreement. The Company's initial Register is attached hereto as Exhibit A.

3.12.   Certificates. The Company will not issue one or more certificates in the name of any Member.

3.13.   Waiver of Conflict of Interest. EACH MEMBER HEREBY IRREVOCABLY AND PERPETUALLY WAIVES ANY CONFLICT OF INTEREST AND THE RIGHT TO CLAIM OR ASSERT A CONFLICT OF INTEREST, INCLUDING WITHOUT LIMITATION THE CONFLICTS AS SET FORTH HEREIN OR IN THE MEMORANDUM. Without such a waiver, each Member would not have become a party to this Agreement. Each Member hereby indemnifies and defends the Company, each other Member and all of their Affiliates free and harmless from and against any and all claims, liabilities, causes of action, damages, liens, losses, and expenses (including, without limitation, attorneys' fees) brought by or on behalf of such Member or such Member's or Transferee's Affiliates asserting any conflict of interest involving a transaction or agreement with the Company, including without limitation an conflicts._

3.14.   Conflicts and Legal Representation: Disclosure and Waiver. ALL PARTIES TO THIS AGREEMENT ACKNOWLEDGE THAT THIS AGREEMENT HAS BEEN DRAFTED BY COUNSEL FOR THE COMPANY.   THE MEMBERS, BY THEIR SIGNATURE HEREUNDER AND/OR TO A SUBSCRIPTION AGREEMENT WAIVE ANY CONFLICT OF

INTEREST AS IT RELATES TO COUNSEL FOR THE COMPANY AND ACKNOWLEDGE THE FULL AND COMPLETE DISCLOSURE OF SUCH CONFLICT AND SIMULTANEOUS REPRESENTATION. ALL MEMBERS ACKNOWLEDGE THAT, IN BECOMING A MEMBER OF THIS COMPANY, THEY HAVE BEEN ADVISED OF THE RIGHT AND NEED TO OBTAIN THE ADVICE OF INDEPENDENT COUNSEL IN SIGNING THIS AGREEMENT OR HAVE FREELY CHOSEN NOT TO SEEK SUCH ADVICE AFTER AN OPPORTUNITY TO DO SO.

4.

Management; Operation of Business

4.1   Management by Manager. Globocoin Group Management, a Delaware limited liability company, is the initial Manager of the Company. Subject to Section 3.2, the Manager will be the manager of the Company and in such capacity will have full responsibility and exclusive and complete discretion in the management and control of the business and affairs of the Company for the purposes stated herein, will make all decisions affecting the Company's business and affairs, and will have full, complete and exclusive discretion to take any and all action the Company is authorized to take and to make all decisions with respect thereto. The Manager is not required to be a Member. If, however, the Manager is also a Member, the Manager (in addition to, and not in lieu of, any rights it may have in its capacity as the Manager) will be entitled to all rights of a Member under this Agreement, including, without limitation, the right to receive distributions as a Member.

4.2   Term and Removal of Manager. The Manager will serve as manager for an indefinite term and may not be removed as the manager by the Members.

4.3   Powers of Manager. The Manager shall have exclusive control over the business of the Company, including the power to assign duties, to sign deeds, notes, deeds of trust, contracts, instruments and agreements and to assume direction of the business operations. The Manager shall have all rights, power and authority generally conferred by law or necessary, advisable, or consistent with accomplishing the Company's purpose. Each Member shall cooperate fully, reasonably and in good faith with the Manager in the implementation of the purposes of the Company.

4.4   Contracts with Affiliates. The Manager may cause the Company to enter into other agreements whereby the Manager, Affiliates of the Manager or other Persons, or entities controlled by any of the foregoing, provide or sell or purchase services to or from the Company, are compensated for such services, and are reimbursed for expenses incurred on behalf of the Company in providing such services, so long as each such agreement is on terms and conditions that are fair and reasonable to the Company as determined by the Manager in its reasonable discretion and are at least as favorable to the Company as those generally available from unaffiliated Persons capable of similarly performing them in similar transactions between parties operating at arm's length, as determined by the Manager in its reasonable discretion. Without limiting the generality of the foregoing, such agreements may provide for the payment of servicing fees, Company Property management fees, finder's fees or brokerage commissions with respect to the management, servicing, acquisition or disposition of Company Property, the payment of loan commissions or finder's fees with respect to any indebtedness of the Company, and the payment of legal, consulting or other fees with respect to applicable services provided to the Company.

4.5   Manager's Duties; Standard of Care. In discharging its duties, the Manager will be fully protected in relying in good faith upon the records required to be maintained hereunder, or pursuant to the Act, and upon such information, opinions, reports, or statements by any of the Interest Holders, agents, or by any other Person as to matters the Manager reasonably believes are within such Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports, or statements as to the value and amount of the assets, liabilities, profits or losses of the Company or any other facts pertinent to the existence and amount of assets from which distributions to Interest Holders might properly be paid.

4.6. **Devotion of Time**. The Manager shall not be obligated to devote all of its time or business efforts to the affairs of the Company. The Manager shall devote whatever time, effort, and skill as it deems appropriate for the operation of the Company. The Manager is not required to manage the Company as its primary function and it is understood and agreed that the Manager may have and may continue to have other substantial business interests and, except as specifically provided in the Memorandum or this Agreement, is hereby authorized to engage without limitation in any and all other business activities in addition to those relating to the Company. The Manager shall not incur liability to the Company or any Member as a result of engaging in any other business interests or activities of any nature or quantity.

4.7. **Officers**. The Manager may appoint officers at any time. The officers of the Company, if deemed necessary by the Manager, may include one or more managing directors, a chief executive officer, president, vice president, secretary, chief financial officer, chief investment officer, chief operations officer and/or such other officers as deemed necessary or appropriate by the Manager. The officers shall serve at the pleasure of the Manager, subject to all rights, if any, of an officer under any contract of employment. Any individual may hold any number of offices. No officer need be a resident of any particular state within the United States. The officers shall exercise such powers and perform such duties as shall be determined from time to time by the Manager, provided that in no event shall officers have any greater authority than the Manager hereunder. Subject to the rights, if any, of an officer under a contract of employment, any officer may be removed, either with or without cause, by the Manager at any time. Any officer may resign at any time by giving written notice to the Manager. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party. A vacancy in any office may be filled by the Manager in its sole discretion.

4.8. **Competing Activities**. Except as specifically provided in the Memorandum or this Agreement:

(a) The creation of the Company and the assumption by the Members and Managers of their respective rights and duties hereunder shall be without prejudice to the rights of any Member or Manager, or any of their respective Affiliates, or any shareholder, officer, director, manager, member, or employee of any Member or Manager or any of their respective Affiliates, to engage or invest in or possess an interest in other business ventures of every nature and description, independently or with others, including, but not limited to, the ownership, operation, management and syndication of businesses, real estate funds or real estate pools the same or similar to that of the Company and that might be in competition with the Company. Neither the Company nor any Member shall have any right by virtue of this Agreement in and to such independent ventures or to the income or profits derived therefrom. Except as specifically provided in the Memorandum or this Agreement, neither a Member nor a Manager nor any of their respective Affiliates nor any shareholder, officer, director, manager, member, or employee of any Member or Manager or any of their respective Affiliates shall be obligated to present any particular opportunity or prospective economic advantage to the Company, even if such opportunity is of a character which, if presented to the Company, could be taken by the Company and each of the Members and the Managers, each of their respective Affiliates, and each shareholder, officer, director, manager, member, or employee of any Member or Manager or any of their respective Affiliates shall have the right to take for their own account (individually or as a trustee, partner, or fiduciary) or to recommend to others any such particular opportunity. The Members hereby waive any and all rights and claims which they may otherwise have against any Member or Manager, or any of their respective Affiliates, or any shareholder, officer, director, manager, member, or employee of any Member or Manager or any of their respective Affiliates as a result of any of such activities.

(b)   The pursuit of other business activities by any Member, Manager, or any of their respective Affiliates including, but not limited to, other business activities that compete directly or indirectly with the business activities engaged in by the Company is hereby specifically consented to by the Members and the Company and shall not be deemed a usurpation of opportunities of the Company or its Members, a breach of any fiduciary or other duty to the Company, its Members and/or Managers, or wrongful or improper in any manner. Each Member and Manager acknowledges that it has entered into this Agreement and is participating in the transactions described herein with full knowledge of the business and activities of each other Member and its Affiliates and with full knowledge that each other Member and/or its Affiliates will continue to pursue other business and activities, including those which may be in direct or indirect competition with the business of the Company.

(c)   Neither the Company nor any Member shall have any right by virtue of this Agreement or as a result of the relationships created hereby to share or participate in any other business activities in which any Member, Manager, any of their respective Affiliates, or any shareholder, officer, director, manager, member, or employee of any Member or Manager or of any of their respective Affiliates is now or hereafter involved or to share or participate in the income or proceeds now or hereafter derived therefrom.

(d)   No Member, Manager, any of their respective Affiliates, or any shareholder, officer, director, manager, member, or employee of any Member or Manager or of any of their respective Affiliates shall be obliged to refrain from conducting, or to disclose to the Company or any other Member or Manager opportunities or plans for conducting, or to permit the Company or any other Member or Manager to participate in conducting, any activity whatsoever, even if such activity be in direct or indirect competition with the business of the Company or any other Member or Manager.

(e)   Neither a Member nor a Manager will violate a duty or obligation owed to the Company merely because the conduct of the Member or Manager furthers its, his, or her own interest. A Member or Manager may lend money to and transact other business with the Company. The rights and obligations of a Member or Manager who lends money to or transacts business with the Company are the same as those of a Person who is not a Member or Manager, subject to other applicable law. No transaction with the Company shall be voidable solely because a Member or Manager has a direct or indirect interest in the transaction if the material facts of the transaction and the Member's or Manager's interests have been disclosed to all Members and the Manager and either (i) the transaction is fair to the Company, or (ii) the Managers authorize, approve, or ratify the transaction.

49.   Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Company shall be entitled to assume that the Manager and any officer authorized by the Manager to act on behalf of and in the name of the Company has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company and to enter into any authorized contracts on behalf of the Company and such Person shall be entitled to deal with the Manager or any officer as if it were the Company's sole party in interest, both legally and beneficially. Each Member hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the Manager or any officer in connection with any such dealing. In no event shall any Person dealing with the Manager or any of its officers or representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Manager or any officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Company by the Manager or any officer or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect; (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Company; and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Company.

4.10. Exculpation; Indemnification; Advances; Insurance.

(a)   To the fullest extent permitted by applicable law, the Indemnified Persons shall not be liable to the Company or any other Indemnified Person or any Member for any acts or omissions by any of the Indemnified Persons arising from the exercise of their rights or performance of their duties and obligations in connection with the Company, this Agreement or any investment made or held by the Company, including with respect to any acts or omissions made while serving at the request of the Company as an officer, director, member, partner, tax matters partner, fiduciary or trustee of another Person or any employee benefit plan *provided*, *however*, that such act or omission did not result from fraud, willful misconduct or an intentional material breach of this Agreement by such Indemnified Person.

(b)   To the fullest extent permitted by law, the Company shall indemnify and save harmless each of the Indemnified Persons from and against any and all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the Company and counsel fees and disbursements on a solicitor and client basis) (collectively, "**Expenses and Liabilities**") incurred by any Indemnified Person or to which any Indemnified Person may be subject by reason of (i) any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member or any direct or indirect subsidiary of the foregoing in connection with the business of the Company, or (ii) the fact that such Indemnified Person is or was acting in connection with the business of the Company as a partner, member, stockholder, Affiliate, manager, director, officer, employee or agent of the Company, any Member, or any of their respective Affiliates, or that such Indemnified Person is or was serving at the request of the Company as a partner, member, manager, director, officer, employee or agent of any Person including the Company or any of its subsidiaries *provided however* that such Indemnified Person's conduct did not constitute fraud, willful misconduct or an intentional material breach of this Agreement by such Indemnified Person. Without limitation, the foregoing indemnity shall extend to any liability of any Indemnified Person, pursuant to a loan guaranty or otherwise, for any indebtedness of the Company and the Manager (and its officers) are hereby authorized and empowered, on behalf of the Company, to enter into one or more indemnity agreements consistent with the provisions of this Section 4.10 in favor of any Indemnified Person having or potentially having liability for any such indebtedness. It is the intention of this Section 4.10(a) that the Company indemnifies each Indemnified Person to the fullest extent permitted by law.

(c)   This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Indemnified Person. Furthermore, the Manager, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Indemnified Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of any Indemnified Person otherwise existing at law or in equity, are agreed by the Manager, the Members and the Company to replace such other duties and liabilities of such Indemnified Person.

(d)   Any indemnification under this Section 4.10 (unless ordered by a court) shall be made by the Company unless the Manager determines in the specific case that indemnification of the Indemnified Person is not proper in the circumstances because such Person has not met the applicable standard of conduct set forth in Section 4.10(b). Such determination shall be made in good faith by the Manager. To the extent, however, that an Indemnified Person has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such Indemnified Person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such Indemnified Person in connection therewith, notwithstanding an earlier determination by the Manager that the Indemnified Person had not met the applicable standard of conduct set forth in Section 4.10(b).

(e)   To the fullest extent permitted by law, expenses (including attorneys' fees) incurred by an Indemnified Person in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Company as authorized in this Section 4.10.

(f)   The indemnification and advancement of expenses provided by or granted pursuant to this Section 4.10 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under this Agreement, or any other agreement, determination of the Manager, vote of Members or otherwise, and shall continue as to an Indemnified Person who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnified Person unless otherwise provided in a written agreement with such Indemnified Person or in the writing pursuant to which such Indemnified Person is indemnified, it being the policy of the Company that indemnification of the Persons specified in Section 4.10(a) shall be made to the fullest extent permitted by law. The provisions of this Section 4.10 shall not be deemed to preclude the indemnification of any Person who is not specified in Section 4.10(a) but whom the Company has the power or obligation to indemnify under the provisions of the Act.

(g)   The Company may, but shall not be obligated to, purchase and maintain insurance on behalf of any Person entitled to indemnification under this Section 4.11 against any liability asserted against such Person and incurred by such Person in any capacity to which they are entitled to indemnification hereunder, or arising out of such Person's status as such, whether or not the Company would have the power or the obligation to indemnify such Person against such liability under the provisions of this Section 4.10.

(h)   The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 4.10 shall, unless otherwise provided when authorized or ratified, shall inure to the benefit of the heirs, executors and administrators of any Person entitled to indemnification under this Section 4.10.

(i)   The Company may, to the extent authorized from time to time by the Manager, provide rights to indemnification and to the advancement of expenses to employees and agents of the Company and to the employees and agents of any Affiliate similar to those conferred in this Section 4.10 to Indemnified Persons.

(j)   If this Section 4.10 or any portion of this Section 4.10 shall be invalidated on any ground by a court of competent jurisdiction, the Company shall nevertheless indemnify each Indemnified Person as to expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement with respect to any action, suit, proceeding or investigation, whether civil, criminal or administrative, including a grand jury proceeding or action or suit brought by or in the right of the Company, to the full extent permitted by any applicable portion of this Section 4.10 that shall not have been invalidated.

(k)   Each of the Indemnified Persons may, in the performance of his, her or its duties, consult with legal counsel and accountants, and any act or omission by such Person on behalf of the Company in furtherance of the interests of the Company in good faith in reliance upon, and in accordance with, the advice of such legal counsel or accountants will be full justification for any such act or omission, and such Person will be fully protected for such acts and omissions, *provided* that such legal counsel or accountants were selected with reasonable care by or on behalf of the Company.

(l)   An Indemnified Person shall not be denied indemnification in whole or in part under this Section 4.10 because the Indemnified Person had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(m)   Any liabilities which an Indemnified Person incurs as a result of acting on behalf of the Company (whether as a fiduciary or otherwise) in connection with the operation, administration or maintenance of an employee benefit plan or any related trust or funding mechanism (whether such liabilities are in the form of excise taxes assessed by the Internal Revenue Service, penalties assessed by the Department of Labor, restitutions to such a plan or trust or other funding mechanism or to a participant or beneficiary of such plan, trust or other funding mechanism, or otherwise) shall be treated as liabilities indemnifiable under this Section 4.10, to the maximum extent permitted by law.

(n)   The members, managers, directors and officers of the Manager shall, in the performance of his or her duties, be fully protected in relying in good faith upon the records of the Company and on such information, opinions, reports or statements presented to the Company by any of the officers or employees of the Company or the Manager or by any other Person as to matters the director or officer of the Manager reasonably believes are within such other Person's professional or expert competence.

(o)   Any amendment, modification or repeal of this Section 4.10 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of or other rights of any Indemnified Person under this Section 4.10 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted and provided such Person became an Indemnified Person hereunder prior to such amendment, modification or repeal.

5.

Capital Contributions

5.1   Initial Capital Contributions by Members. Each Member shall make the Capital Contribution set forth next to each Member's name on the Company Register. The Company shall maintain Capital Accounts in the manner described on Appendix 1. No interest will accrue on any Capital Contribution and no Interest Holder has the right to withdraw or be repaid any Capital Contribution except as provided in this Agreement. No Member (including the Manager) shall be deemed to have a made a Capital Contribution by reason of guarantying a loan made to the Company. A Member shall make Capital Contributions in readily available funds only.

5.2   Additional Contributions. Other than the initial Capital Contributions, no Member shall be required to make any additional Capital Contributions except as otherwise provided in Section 5.3 below.

5.4 Recoupment of Contribution. Except as provided within Section 6.3 and Section 10.4, (i) no Interest Holder will receive any recoupment or payment on account of or with respect to Capital Contributions, (ii) no Interest Holder will be entitled to interest on or with respect to any Capital Contributions, (iii) no Interest Holder will be entitled to withdraw any part of any Capital Contribution, and (iv) no Interest Holder will be entitled to receive any distributions from the Company.

6.

Distributions

6.1.   General. Except as otherwise provided in the Act, the Articles and this Agreement, no Person will have priority over any other Person as to the return of Capital Contributions, distributions, or allocations; no Person will have the right or power to demand or receive a distribution in a form other than cash; and no Person may be required or compelled to accept a distribution of any Company Property other than cash in lieu of a proportional distribution of cash being made to other Persons, to the extent that the interest distributed would exceed the Person's pro rata share of operating or liquidating distributions.

6.2.   Distributions of Available Cash From Operations. The Manager shall cause the Company to distribute one hundred percent (100%) of the Net Available Cash From Operations quarterly (if Net Available Proceeds From Operations are available) to the Members pro rata according to their Sharing Ratios.

6.3.   Distributions on Liquidation or Dissolution. In the event the Company is dissolved and the business and affairs of the Company are wound up, distributions will be made to the Members pro rata according to their Sharing Ratios.

6.4.   Amounts Withheld. All amounts withheld, pursuant to the Code or any provision of any state or local tax law with respect to any payment, distribution or allocation to the Interest Holders, will be treated as amounts distributed to the Interest Holders pursuant to this Article 6. The Company is authorized to withhold from distributions, or with respect to allocations, and to pay over to any federal, state or local government, any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state or local law and shall allocate any such amounts to the Interest Holders with respect to which such amounts were withheld.

6.5.   No Required Tax Distributions. The Company is not required to make any distributions to Persons for the payment of any taxes in respect of their Economic Rights in the Company. If the Company is required to make a payment to any governmental authority with respect to any federal, foreign, state or local tax obligation arising out of an Interest Holder's Units in the Company, such payment will be deemed to be, in the Manager's sole discretion, either (i) an immediate offset to any distribution made to such Interest Holder pursuant to this Agreement, or (ii) a loan (with interest at the applicable federal rate for loans of this type and duration) by the Company to such Interest Holder which will be payable on demand or by offset to any future distribution to such Interest Holder.

7.

Allocations

After making any special allocations required under Appendix 1, Profits and Losses of the Company (and each item of income, gain, loss, and deduction entering into the computation thereof) for each Fiscal Year, will be allocated among the Transferees and Members (including the Manager in its capacity as a Member, if the Manager is a Member) as follows:

7.1   Hypothetical Liquidation. The items of income, gain, loss and expense of the Company comprising Profits and Losses for a Fiscal Year will be allocated among the Persons who were Interest Holders during such Fiscal Year in a manner that will, as nearly as possible, cause the Capital Account balance of each Interest Holder at the end of such Fiscal Year to equal the excess (which may be negative) of:

(a)   The amount of the hypothetical distribution (if any) that the Manager and an Interest Holder would receive if, on the last day of the Fiscal Year, (i) all Company assets, including Company Property, were sold for cash in an amount equal to their Gross Asset Values, taking into account any adjustments thereto for such Fiscal Year; (ii) all Company liabilities were satisfied in cash according to their terms (limited, with respect to each Nonrecourse Liability or Member Nonrecourse Debt in respect of such Member, to the Gross Asset Values of the assets securing such liability); and (iii) the net proceeds thereof (after satisfaction of such liabilities) were distributed in full pursuant to Section 10.4, over

(b)   The sum of (i) the amount, if any, without duplication, that such Interest Holder would be obligated to contribute to the capital of the Company, (ii) such Interest Holder's share of Company Minimum Gain determined pursuant to Regulation § 1.704-2(g), and (iii) such Interest Holder's share of Member Nonrecourse Debt Minimum Gain determined pursuant to Regulations § 1.704-2(i)(5), all computed as of the hypothetical sale described in Section 7.1(a) above.

7.2   Determination of Items Comprising Allocations.

(a)   In the event that the Company has Profits for a Fiscal Year:

(1)   For any Interest Holder as to whom the allocation pursuant to Section 7.1 would reduce its Capital Account, such allocation will be comprised of a proportionate share of each of the Company's items of expense or loss entering into the computation of Profits for such Fiscal Year; and

(2)   The allocation pursuant to Section 7.1 in respect of each Interest Holder other than the Interest Holder referred to in Section 7.2(a)(1) will be comprised of a proportionate share of each Company item of income, gain, expense and loss entering into he computation of Profits for such Fiscal Year (other than the portion of each Company item of expense and loss, if any, that is allocated pursuant to Section 7.2(a)(1)).

(b)   In the event the Company has Losses for a Fiscal Year:

(1)   For the Interest Holder as to whom the allocation pursuant to Section 7.1 would increase its Capital Account, such allocation will be comprised of a proportionate share of the Company's items of income and gain entering into the computation of Losses for such Fiscal Year; and

(2)   The allocation pursuant to Section 7.1 in respect of each Interest Holder other than the Interest Holder referred to in Section 7.2(b)(1) will be comprised of a proportionate share of each Company item of income, gain, expense and loss entering into the computation of Losses for such Fiscal Year (other than the portion of each Company item of income and gain, if any, that is allocated pursuant to Section 7.2(b)(1)).

7.3.   Special Allocations. Notwithstanding Sections 7.1 and 7.2, the special allocations, rules and limitations provided in Sections A3 through A7 of <u>Appendix 1</u> shall be applicable to all allocations made under this Agreement.

7.4.   Special Allocations in Year of Liquidation. It is the intention of the parties that the Capital Accounts of the Interest Holders immediately before the liquidation of the Company shall be as nearly equal as possible to the amounts that they would receive in liquidation under Article 11 (the "**Target Amounts**"). Therefore, in the year the Company is actually liquidated, should there be any difference between the Capital Accounts of the Interest Holders and the amounts to which the Interest Holders would otherwise be entitled under Article 10, then Profits or Losses, as the case may be, in that year (and the prior year, if necessary and permitted by the Code and Regulations) shall be specially allocated among the Members so that, as much as possible, their Capital Accounts shall equal the amounts to which they are entitled to receive under Article 11. If the Profits or Losses, as the case may be, of the Company are insufficient to allow the Capital Accounts of the Members to be adjusted to their Target Amounts, then items of gross income, gain, deduction and loss shall be specially allocated to the Members to the extent necessary to cause their Capital Accounts to be equal to their Target Amounts.

8.

Additional Members

8.1.   Admission. A Person may be added as an Additional Member upon terms and conditions approved by the Manager. Notwithstanding the foregoing, a Person will not become an Additional Member unless and until such Person becomes a party to this Agreement as a Member by signing and executing such documents and instruments as the Company may reasonably request as necessary or appropriate to confirm (i) such Person as a Member in the Company; (ii) such Person's qualification and suitability to become a Member pursuant to the terms and conditions of the Memorandum; (iii) such Person's agreement to be bound to the terms and conditions of the Subscription Agreement; and (iv) such Person's authority and capacity to become a Member and agreement to be bound by this Agreement.

8.2.   Accounting. No Additional Member will be entitled to any retroactive allocation of Profits, Losses, income or expense deductions incurred by the Company. The Manager may, at the time an Additional Member is admitted, close the Company books (as though the Company's Fiscal Year had ended) or make pro rata allocations of Profits, Losses, income and expense deductions to an Additional Member for that portion of the Company's Fiscal Year in which such Member was admitted in accordance with Code § 706(d) and the Regulations promulgated thereunder.

9.

Transfers of Units

9.1. **Restrictions upon Transfer by Member.** Except as expressly permitted below, no Member shall Transfer his Units.

9.2. **Permitted Encumbrances.** A Member may not make, grant or convey an Encumbrance on all or any part of his Units as security for the payment of any indebtedness.

9.3. **Certain Permitted Transfers.**

(a) Notwithstanding anything to the contrary in this Operating Agreement, but subject to the prior compliance with all of the conditions precedent and limitations set forth in subsection (b) below and subject to the requirements of Article XI above regarding admission as a Substituted Member, the following Transfers shall be permitted under this Operating Agreement and shall not constitute a prohibited Transfer or Buy-Sell Event hereunder ("**Permitted Transfers**"):

(1) Any Transfer by any Member of any of his Units, or any interest therein, to another Member;

(2) Any Transfer by any individual Member of any of his or her Units, or any interest therein, to his or her spouse or other heirs upon the death of a Member *provided however* that any Transfer by any individual Member of any of his or her Units, or any interest therein, to his or her spouse or other heirs shall be strictly limited to Financial Rights and shall immediately cease to have any Voting Rights;

(3) Any Transfer in accordance with Section 9.3.

(b) **Conditions Precedent to Permitted Transfers.** A Transfer may not be treated as a Permitted Transfer unless and until each and all of the following conditions precedent are first satisfied (unless such condition is expressly waived by the Manager in writing):

(1) Except in the case of an Involuntary Transfer, the transferor and transferee shall execute and deliver to the Company such documents and instruments of conveyance as may be necessary to document such Transfer. In the case of an Involuntary Transfer of Units, the Transfer shall be confirmed by presentation to the Company of legal evidence of such Transfer, in form and substance satisfactory to counsel to the Company. Upon request of the Company, the transferor and/or transferee shall reimburse the Company for all costs and expenses that it reasonably incurs in connection with such Transfer.

(2) The transferor and transferee shall furnish the Company with the transferee's taxpayer identification number, sufficient information to determine the transferee's initial tax basis in the Units transferred, and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns. Without limiting the generality of the foregoing, the Company shall not be required to make any distribution otherwise provided for in this Operating Agreement with respect to any transferred Units until it has received such information.

(3)   Except in the case of an Involuntary Transfer of Units, either (A) such Units shall be registered under the Securities Act of 1933, as amended, and any applicable state securities laws, or (B) such Transfer shall be exempt from applicable registration requirements and, upon request, the transferor shall provide an opinion of counsel, which opinion of counsel shall be reasonably satisfactory to the Company and its counsel, to the effect that such Transfer is exempt from all applicable registration requirements and that such Transfer will not violate any applicable laws regulating the Transfer of securities.

(4)   With respect to Transfers pursuant to Section 9.3., all of the requirements of such Section shall have been fully satisfied and discharged, including the completion of all valuation processes and the expiration of all exercise periods, such that the transferring Member is free to accept the offer of purchase from the third party as contemplated by Section 9.3.

9.4.   Certain Limitations on Permitted Transfers. Notwithstanding anything to the contrary in this Operating Agreement, no Transfer otherwise permitted hereunder may be made if, in the opinion of counsel for the Company, such Transfer, when added to the total of all other interests in the Company transferred within the period of twelve (12) consecutive months prior to the proposed date of Transfer, would result in the termination of the Company as a partnership for tax purposes under Code Section 708 (for this purpose, the Company shall take into account the existence of prior written commitments to Transfer made pursuant to this Operating Agreement and such commitments shall always be given precedence over subsequent proposed Transfers).

9.5.   Prohibited Transfers; Rights of Unadmitted Transferees.

(a)   Any Transfer or attempted Transfer of Units that is not a Permitted Transfer shall be null and void *ab initio* and of no force or effect whatsoever, *provided however* that, if the Company is required to recognize a Transfer that is not a Permitted Transfer (or if the Manager, in its sole discretion, elects to recognize a Transfer that is not a Permitted Transfer for accounting or Financial Rights purposes), then, with respect to the Units so transferred and the transferee thereof, unless and until the transferee thereof is admitted as a Substituted Member:

(1)   The Units transferred shall be strictly limited to Financial Rights and shall immediately cease to have any Voting Rights;

(2)   With respect to the Units transferred, the transferee shall have the status of a mere transferee or dissociated member under the LLC Act, shall not be entitled to become a Member or to exercise any rights or powers of a Member, shall have only the rights to information specified in the LLC Act and otherwise shall not have any of the rights of a Member under the LLC Act or this Operating Agreement (other than Financial Rights of the Units transferred);

(3)   With respect to the Units transferred, neither the transferor nor transferee shall have any rights to notice of meetings of Members or informal actions taken in lieu of actual meetings and such Units shall be disregarded in relation to the exercise or failure to exercise any Voting Rights (for instance, by way of illustration and not limitation, such Units shall be disregarded in all determinations of Members entitled to notices required or permitted under the LLC Act, the existence of a quorum, the number of Units present in person or by proxy at meetings of Members or the number of Units voted in favor, against or abstaining from any matters submitted for action of the Members).

(b)   In the case of a Transfer or attempted Transfer of Units that is not a Permitted Transfer, the parties engaging or attempting to engage in such Transfer shall be liable to indemnify and hold harmless the Company and the other Members from all cost, liability and damage that the Company or the other Members may incur (including, without limitation, incremental tax liabilities, lawyers' fees and expenses) as a result of such Transfer or attempted Transfer and efforts to enforce the indemnity provided for herein, and the Company shall have the irrevocable and unconditional right, at its election, to set-off against, and collect from, any monies due or payable by the Company with respect to the Units made the subject of such Transfer or attempted Transfer.

9.6.   Transferring Member's Capital Account Balance. Subject to Section 7.3 above, that portion of the Capital Account balance of a Member who Transfers all or any portion of such Member's Units, as permitted hereunder, which is attributable to such Units, shall carry over to the transferee as set forth in Regulations Section 1.704-1(b)(2)(iv)(l).

9.7.   Internal Revenue Service Reporting Requirements. In the event of a sale or exchange of Units, the Members shall comply with the reporting requirements of Code Section 6050K.

10.

Dissolution and Winding-Up

10.1.   Covenant Not to Cause Dissolution. Each Member hereby covenants and agrees not to take any voluntary action that would cause the Company to dissolve. Any provision of the Act notwithstanding, the Company will not dissolve prior to the decision of the Manager.

10.2.   No Dissolution; Bankruptcy/Receiver. The Company will not terminate solely as a consequence of the death, bankruptcy, insolvency, appointment of a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of an Interest Holder of the Company, or an assignment for the benefit of a Interest Holder's creditors, or an admission in writing by an Interest Holder of the inability to pay its debts generally as they become due, or any similar action by or in respect of one or more of the Interest Holders.

10.3.   Dissolution. The Company will be dissolved upon the occurrence, if any, of the following events (each, a "**Dissolution Event**"): (a) upon the decision of the Manager in its sole discretion; or (b) upon entry of a decree of judicial dissolution.

10.4.   Winding Up. After a Dissolution Event, the Company will continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Interest Holders, and no Interest Holder shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs. To the extent not inconsistent with the foregoing, all obligations in this Agreement will continue in full force and effect until such time as the Company Property has been distributed pursuant to this Section. The Manager shall be responsible for overseeing the winding up and dissolution of the Company, shall take full account of the Company's liabilities and Company Property, shall cause the Company Property to be liquidated as promptly as is consistent with obtaining the fair value thereof, and shall cause the proceeds therefrom, to the extent sufficient therefor, to be promptly applied and distributed in the following order:

First, to the payment and discharge of all of the Company's debts and liabilities to creditors other than Interest Holders;

(a)   Second, to the payment and discharge of all of the Company's debts and liabilities to Interest Holders and the Manager, if applicable; and

The balance, if any, pursuant to Section 6.3.

10.5.   No Deficit Restoration Obligation. If any Interest Holder has an Adjusted Deficit (after giving effect to all contributions, distributions and allocations of Profit for all Fiscal Years, including the Fiscal Year during which such liquidation occurs), such Person will not have any obligation to make any Capital Contribution with respect to such deficit, and such deficit will not be considered a debt owed to the Company or to any other Person.

10.6.   Distributions in Trust/Reserves. In the discretion of the Manager, a pro rata portion of the distributions that would otherwise be made to the Interest Holders pursuant to this Article 10 may be:

Distributed to a trust established for the benefit of the Interest Holders for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any liabilities (contingent or otherwise) of the Company. The assets of any such trust not utilized to pay Company liabilities or to establish a reserve pursuant to Section 11.6(b) will be distributed from time to time, in the reasonable discretion of the Manager, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed pursuant to Section 11.4; or

Withheld to provide a reasonable reserve for Company liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Company, *provided* that such withheld amounts will be distributed to the Interest Holders pursuant to Section 11.4 as soon as practicable.

10.7.   Deemed Distribution and Recontribution. Notwithstanding any other provision of this Article 10, if the Company is liquidated within the meaning of Regulation § 1.7041(b)(2)(ii)(g) but no Dissolution Event has occurred, the Company Property will not be liquidated, the Company's liabilities will not be paid or discharged, and the Company's affairs will not be wound up. Instead, solely for federal income tax purposes, the Company will be deemed to have contributed the Company Property to a newly formed limited liability company, and the Company will be deemed to have distributed Units in such newly formed limited liability company to the Interest Holders, as applicable.

11.

Taxes

11.1.   Elections. The Manager may make any tax elections for the Company allowed under the Code or the tax laws of any state or other jurisdiction having taxing jurisdiction over the Company, including but without limitation, elections:

To adjust the basis of any Company Property pursuant to Code §§ 754, 734(b) or comparable state or local law, in connection with transfers of Units in the Company and Company distributions;

To extend the statute of limitations for assessment of tax deficiencies against Interest Holders with respect to adjustments to the Company's federal, state, or local tax returns, to the extent permissible under applicable law; and

To the extent provided in Code §§ 6221 through 6231, to represent the Company, its Interest Holders before taxing authorities or courts of competent jurisdiction in tax matters affecting the Company, its Interest Holders, and to file any tax returns and to execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Interest Holders with respect to such tax matters or otherwise affect the rights of the Company, its Interest Holders.

11.2. **Taxes of Taxing Jurisdictions**. To the extent that the laws of any taxing jurisdiction require, each Interest Holder requested to do so by the Manager will submit an agreement indicating that such Person will make timely income tax payments to the taxing jurisdiction and that such Person accepts personal jurisdiction of the taxing jurisdiction with regard to the collection of income taxes attributable to the Interest Holder's income, and interest and penalties assessed on such income. If an Interest Holder fails to provide such agreement, the Company may withhold and pay over to such taxing jurisdiction the amount of tax, penalty, and interest determined under the laws of the taxing jurisdiction with respect to such income. Any such payments with respect to the income of an Interest Holder will be treated as a distribution for purposes of Article 6.

11.3. **Tax Matters**.

The Manager shall serve as the "**Tax Representative**" of the Company for purposes of this Section 4.10. The Tax Representative shall have the authority of both (i) a "tax matters partner" under Code section 6231 before it was amended by the Bipartisan Budget Act of 2015 (the "**BBA**"), and (ii) the "partnership representative" under Code section 6223(a) after it was amended.

(b)   At the expense of the Company, the Tax Representative shall represent the Company in connection with all examinations of the Company's affairs by the Internal Revenue Service and state taxing authorities (each, a "**Taxing Authority**"), including resulting administrative and judicial proceedings, and is authorized to engage accountants, attorneys, and other professionals in connection with such matters. No Member will act independently with respect to tax audits or tax litigation of the Company, unless previously authorized to do so in writing by the Tax Representative, which authorization may be withheld by the Tax Representative in his, her, or its sole and absolute discretion. The Tax Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority, recognizing that the decisions of the Tax Representative may be binding upon all of the Members.

(c)   Except as otherwise provided in this Agreement, the Tax Representative, in his, her, or its sole discretion, shall have the right to make on behalf of the Company any and all elections under the Internal Revenue Code or provisions of State tax law. Without limiting the previous sentence, the Tax Representative, in his, her, or its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the "partnership representative" or the Company under the BBA, including but not limited to an election under Code section 6226 as amended by the BBA, and the Members shall take such actions requested by the Tax Representative. To the extent that the Tax Representative does not make an election under Code section 6221(b) or Code section 6226 (each as amended by the BBA), the Company shall use commercially reasonable efforts to (i) make any modifications available under Code section 6225(c)(3), (4), and (5), as amended by the BBA, and (ii) if requested by a Member, provide to such Member information allowing such Member to file an amended federal income tax return, as described in Code section 6225(c)(2) as amended by the

BBA, to the extent such amended return and payment of any related federal income taxes would reduce any taxes payable by the Company.

(d)   Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any taxes imposed pursuant to Code section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, may be recovered by the Company from such Member (i) by withholding from such Member any distributions otherwise due to such Member, or (ii) on demand. Similarly, if, by reason of changes in the interests of the Members in the Company, the Company, or any Member (or former Member) is required to pay any taxes (including penalties, additions to tax or interest imposed with respect to such taxes) that should properly be the obligation of another Member (or former Member), then the Member (or former Member) properly responsible for such taxes shall promptly reimburse the Company or Member who satisfied the audit obligation.

(e)   At the expense of the Company, the Tax Representative shall use commercially reasonable efforts to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company is required to file returns. As soon as reasonably possible after the end of each taxable year of the Company, the Tax Representative will cause to be delivered to each person who was a Member at any time during such taxable year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such person's federal, state, and local income tax returns for such taxable year.

(f)   No Member shall treat any Company Tax Item inconsistently on such Member's Federal, State, foreign or other income tax return with the treatment of such Company Tax Item on the Company's tax return. For these purposes, the term "**Company Tax Item**" means any item of the Company of income, loss, deduction, credit, or otherwise reported (or not reported) on the Company's tax returns.

12.

Books, Records and Accountings

12.1.   Books, Records, Reports and Information. Each Member will have the right to receive the reports and information required to be provided by this Agreement. Upon reasonable request, each Member, the Member's agent and/or attorney, may, during ordinary business hours, inspect and copy, at the requesting Member's expense, the books and records that the Company is required, by the Act and this Agreement, to keep.

12.2.   Generally. At the expense of the Company, the Manager shall maintain records and accounts of all operations and expenditures of the Company on the cash basis of accounting. At a minimum the Manager shall keep at its principal place of business, the following records:

A copy of the Articles and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any amendment has been executed;

Copies of the Company's federal, state, and local income tax returns and reports, if any, for the three (3) most recent Fiscal Years;

Copies of the Company's currently effective written operating agreement and all amendments thereto, copies of any writings permitted or required under the Act;

Copies of the financial statements of the Company;

(e)   Minutes of every meeting of the Members and any written consents obtained from Members for actions taken without a meeting; and

(f)   The Company's books and records as they relate to the internal affairs of the Company for at least the current and past three (3) Fiscal Years.

12.3.   Reports. Within ninety (90) days after the end of each Fiscal Year, the Company shall prepare or cause to be prepared and shall send to each Person who was an Interest Holder at any time during the Fiscal Year an annual report which shall contain (i) a balance sheet of the Company as of the end of the Fiscal Year; (ii) statements of income and expense; (iii) each Person's equity and changes in financial position for the year; (iv) a cash flow statement; and (v) such other and additional reports as the Manager deems relevant. In addition, the Company shall forward to each Interest Holder, or to any Person who was at any time during the year an Interest Holder, such tax information as is necessary for the preparation by such Person of such Peron's federal and state income tax returns.

12.4.   Company Entity. The Company shall hold itself out to the public under the Company's own name and as a separate and distinct Entity and not as a department, division or otherwise of any Interest Holder, the Manager or any Affiliate of any of them.

13.

Amendment

Except for those amendments which may be made by the Manager without the consent of the Members, as set forth below, this Agreement may be amended, restated or modified from time to time by a written instrument unanimously adopted by the Members and consented to by the Manager. Notwithstanding the provisions of the preceding sentence, if an amendment would create financial or recourse obligations to any or all Interest Holders, all potentially liable Interest Holders must then consent. No Interest Holder will be deemed to have any vested rights in this Agreement that cannot be modified through an amendment to this Agreement.

Without in any way limiting the foregoing, the Manager, without the approval of any Member, may amend any provision of this Agreement, and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect the following (and any such amendment shall not be deemed to either affect the Members disproportionately or materially and adversely affect the rights of the Members):

(a)   A change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

(b)   The admission, substitution, withdrawal or removal of Members in accordance with this Agreement and the necessary adjustments to the Register;

(c)   A change that the Manager determines to be necessary or appropriate to qualify or continue the qualification of the Company as a limited liability company under the laws of any state;

(d)   A change that, in the sole discretion of the Manager, it determines (i) does not adversely affect the Members in any material respect, (ii) to be necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Act), (iii) to be necessary, desirable or appropriate to facilitate the trading of the Units or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which Units may be listed for trading, compliance with any of which the Manager deems to be in the best interests of the Company and the Members, (iv) is required to effect the intent expressed in the Memorandum or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e)   A change in the Fiscal Year of the Company and any other changes that the Manager determines to be necessary or appropriate as a result of a change in the Fiscal Year of the Company;

(f)   An amendment that the Manager determines, based on the advice of counsel, to be necessary or appropriate to prevent the Company, the Manager or any Affiliate from in any manner being subjected to the provisions of the Investment Company Act, the Advisers Act, as amended, or "plan asset" regulations adopted under ERISA, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g)   An amendment that the Manager determines to be necessary or appropriate in connection with the issuance of any additional Units and the admission of Additional Members;

(h)   An amendment that the Manager determines to be necessary or appropriate to reflect and account for the formation by the Company of, or investment by the Company in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Company of activities permitted by the terms of this Agreement;

(i)   Any amendment to correct mistakes, omissions or inconsistencies, to cure ambiguities in this Agreement;

(j)   Any amendment to reflect the surrender of any rights by the Manager;

(k)   Any amendment to reflect the assumption of additional responsibilities by the Manager; or

(l)   Any other amendments substantially similar to the foregoing or any other amendment expressly permitted in this Agreement to be made by the Manager acting alone.

14.

Miscellaneous

14.1   Classification for Federal Income Tax Purposes. It is the intent of the Members that the Company be taxed as a partnership for federal income tax purposes.

14.2   Governing Law. This Agreement and its interpretation and enforcement are governed by the laws of the State of Delaware (without giving effect to the principles of conflict of laws). Furthermore, each Interest Holder irrevocably (i) submits to the jurisdiction of any state or federal court in Honolulu, HI County of Honolulu for the purpose of any suit, action or other proceeding arising out of this Agreement or any of the agreements or transactions contemplated hereby (each, a "**Proceeding**"); (ii) agrees that all claims in respect of any Proceeding may be heard and determined in any such court; (iii) waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process therein; (iv) agrees not to commence any Proceeding other than in such courts; and (v) waives, to the fullest extent permitted by law, any claim that such Proceeding is brought in an inconvenient forum.

14.3. Construction. Unless specifically indicated to the contrary: wherever from the context it appears appropriate, each term stated in either the singular or the plural will include the plural and the masculine gender will include the feminine and neuter genders; the term "or" is not exclusive; the term "including" (or any form thereof) will not be limiting or exclusive; the words "Agreement," "herein," "hereof," "hereunder," or other words of similar import refer to this Agreement as a whole, including exhibits and schedules (if any), as the same may be modified, amended or supplanted. The headings in this Agreement have no independent meaning.

14.4. Execution of Additional Instruments. Each Interest Holder hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney and other instruments necessary to comply with any laws, rules or regulations, or to implement the provisions hereof.

14.5. Headings. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision hereof.

14.6. Heirs, Successors, and Assigns. Each and all of the covenants, terms, provisions, and agreements herein contained will be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns.

14.7. Notices. Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Member under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail, electronic mail or by other means of written communication to the Member at the address described below. Any notice, payment or report to be given or made to a Member hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Member of such Units at his or her address (including email address) as shown on the records of the Company regardless of any claim of any Person who may have an interest in such Units by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section executed by the Company or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Member at the address of such Member appearing on the books and records of the Company is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, or is returned by the email server with a message indicating that the email server is unable to deliver the email, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing or emailing (until such time as such Member or another Person notifies the Company of a change in his address (including email address)) if they are available for the Member at the principal office of the Company for a period of one year from the date of the giving or making of such notice, payment or report to the other Members. Any notice to the Company shall be deemed given if received by the Manager at the principal office of the Company or at the Company's principal email address for Member communications as provided by the Manager from time to time. The Manager and its officers may rely and shall be protected in relying on any notice or other document from a Member or other Person if believed by it to be genuine.

14.8. **Subscription Agreement**. Each Member acknowledges receipt of the Company's Subscription Agreement and each Member further acknowledges that execution of such Subscription Agreement constitutes such Member's acceptance of the terms of this Agreement and agrees to comply with the terms of this Agreement.

14.9. **Rights and Remedies Cumulative**. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any Member or the Company will not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the Members or the Company may have by law, statute, ordinance or otherwise.

14.10. **Severability**. Any part, provision, representation or warranty of this Agreement which is prohibited or which is held to be void or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof. Any part, provision, representation or warranty of this Agreement which is prohibited or unenforceable or is held to be void or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereto waive any provision of law which prohibits or renders void or unenforceable any provision hereof. If the invalidity of any part, provision, representation or warranty of this Agreement shall deprive any party of the economic benefit intended to be conferred by this Agreement, the parties shall negotiate in good faith to develop a structure the economic effect of which is as nearly as possible the same as the economic effect of this Agreement without regard to such invalidity.

14.11. **Waivers in General**. The failure of any Person or the Company to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement will not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

14.12. **Waiver of Jury Trial**. THE PARTIES TO THIS AGREEMENT ACKNOWLEDGE AND AGREE TO WAIVE THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY OF ANY CONTRACT OR TORT CLAIM, COUNTERCLAIM, CROSS-COMPLAINT, OR CAUSE OF ACTION IN ANY ACTION, PROCEEDING, OR HEARING BROUGHT BY ANY PARTY AGAINST THE OTHER ON ANY MATTER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT.

14.13. **Attorneys' Fees**. In the event arbitration or litigation is instituted to enforce or determine a Person's rights in connection with the Company or obligations arising out of this Agreement, the substantially prevailing party will recover reasonable attorneys' fees incurred in such proceeding from the party or parties who do not substantially prevail. The determination of who is the substantially prevailing party and the amount of reasonable attorneys' fees to be paid to the substantially prevailing party will be decided by the arbitrators, with respect to attorneys' fees incurred prior to and during arbitration proceedings, and by any court, with respect to attorneys' fees incurred in court proceedings (*e.g.*, in respect of submission of an arbitration award for confirmation as a judgment).

14.14. **Entire Agreement**. This Agreement, the Articles, and any other document to be furnished pursuant to the provisions hereof embody the entire agreement and understanding of the parties hereto as to the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants, or undertakings other than those expressly set forth or referred to in such documents. This Agreement, the Articles, and such documents supersede all prior agreements and understandings among the parties with respect to the subject matter hereof.

14.15. **Counterparts**. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be executed and delivered via facsimile, electronically (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature pages follow]

SIGNATURE PAGE
LIMITED LIABILITY COMPANY AGREEMENT
OF
BITICAR, LLC

A DELAWARE LIMITED LIABILITY COMPANY

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the reference date set forth above.

COMPANY:

BitiCar LLC, a Delaware limited liability company

By: Globocoin Group Management, a Delaware limited liability company, Its: Manager



By:

Name: Tobias Maldonado

Title: Manager

MEMBER:

Globocoin Holdings, LLC, a Delaware limited liability company

By: Globocoin Group Management, a Delaware limited liability company, Its: Manager



By:

Name: Tobias Maldonado

Title: Manager

MANAGER:

By: Globocoin Group Management, a Delaware limited liability company, Its: Manager



By:

Name: Tobias Maldonado

Title: Manager

EXHIBIT A

REGISTER

Name	Contribution Amount	Sharing Ratio	Number of Units
Globocoin Holdings, LLC	$100.00	100%	100,000
Globcoin Holdings, LLC (See Footnote 1)	$0	**100%**	24,900,000

TOTAL: 25,000,000

Footnote 1: In exchange for the software license to use the rideshare app and ERC-20 Token developed and owned by Globocoin Holdings, LLC as per licensing agreement dated June 18, 2019

APPENDIX 1

CERTAIN TAX AND ACCOUNTING MATTERS

A.1   <u>Accounting Definitions</u>. The following terms, which are used predominantly in this <u>Appendix 1</u>, will have the meanings set forth below for all purposes under this Agreement.

"**Adjusted Capital Account Balance**" means, with respect to any Person, the balance of such Person's Capital Account as of the end of the relevant Fiscal Year adjusted by crediting to such Capital Account any amounts which such Person is obligated to restore pursuant to this Agreement or as determined pursuant to Regulations § 1.704-1(b)(2)(ii)(c), or is deemed to be obligated to restore pursuant to the penultimate sentence of Regulations § 1.704-2(g)(1) or Regulations § 1.704-2(i)(5).

"**Adjusted Deficit**" means, with respect to any Person, the deficit balance, if any, in such Person's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

    (a)   The Capital Account will be increased by any amounts which such Person is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the next to the last sentences of Regulations §§ 1.7042(g)(1) and 1.7042(i)(5); and

    (b)   The Capital Account will be decreased by the items described in Regulations §§ 1.7041(b)(2)(ii)(d)(4), 1.7041(b)(2)(ii)(d)(5) and 1.7041(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Deficit is intended to comply with Regulation § 1.7041(b)(2)(ii)(d) and must be interpreted consistently therewith.

"**Capital Account**" means the account maintained with respect to a Person determined in accordance with the provisions of Section A.2 of this <u>Appendix 1</u>.

"**Company Minimum Gain**" has the same meaning as "partnership minimum gain" as set forth in Regulations §§ 1.7042(b)(2) and 1.7042(d).

"**Debt**" means, with respect to any Person:

    (a)   Any indebtedness of such Person for borrowed money or deferred purchase price of Company Property, whether or not evidenced by a note, bond, or other instrument;

    (b)   Obligations of such Person as lessee under any capital leases treated as a debt for federal income tax purposes;

    (c)   Obligations secured by any mortgage, pledge, security interest, encumbrance, lien or charge of any kind existing on any Company Property owned or held by such Person, whether or not such Person has assumed or become liable for the obligations secured thereby; or7

    (d)   Any other liabilities of such Person (contingent or otherwise) as assumed or taken subject to by the Company.

"**Depreciation**" means, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such

Fiscal Year, except that (i) with respect to any asset the Gross Asset Value of which differs from its adjusted tax basis for federal income tax purposes at the beginning of such Fiscal Year and which difference is being eliminated by use of the "remedial method" as defined by § 1.704-3(d) of the Regulations, Depreciation for such Fiscal Year will be the amount of book basis recovered for such Fiscal Year under the rules prescribed by § 1.704-3(d)(2) of the Regulations, and (ii) with respect to any other asset the Gross Asset Value of which differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation will be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted basis *provided, however*, that in the case of clause (ii) above, if the adjusted tax basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation will be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Manager.

"**Gross Asset Value**" means the adjusted basis of an item of Company Property for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of the Company Property (if any) contributed by the Members is set forth in Exhibit A and the initial Gross Asset Value of any Company Property subsequently contributed by an Interest Holder to the Company will be the gross fair market value of such Company Property, as determined by the Manager.

(b) The Gross Asset Value of items of such Company Property will be adjusted to equal the gross fair market value of such Company Property, as determined by the Manager, as of the following times:

(1) The acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a *de minimis* Capital Contribution;

(2) The distribution by the Company to a Person of more than a *de minimis* amount of Company Property as consideration for an interest in the Company;

(3) The grant of an interest in the Company (other than a *de minimis* interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a non-Member acting in a Member capacity or in anticipation of becoming a Member; and

(4) The liquidation of the Company within the meaning of Regulation § 1.704l(b)(2)(ii)(g);

(c) The Gross Asset Values of such Company Property will be increased or decreased to reflect any adjustments to the adjusted basis of such Company Property pursuant to Code § 734(b) or Code § 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulation § 1.704l(b)(2)(iv)(m), Section A.2 of this Appendix 1, and paragraph (f) of the definition of "Profits" and "Losses" *provided however* that Gross Asset Values will not be adjusted pursuant to this paragraph (c) to the extent the Manager determines that an adjustment pursuant to the preceding paragraph (b) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to Regulation § 1.704-1(b)(2)(iv)(m), and *provided further*, that in all events the Gross Asset Value of cash and any cash equivalent will be the dollar amount thereof.

If the Gross Asset Value of an item of Company Property has been determined or adjusted pursuant to the preceding paragraphs (a) or (b), such Gross Asset Value will thereafter be adjusted by the Depreciation taken into account with respect to such item of Company Property for purposes of computing Profits and Losses in accordance with Regulation Section 1.704-1(b)(2)(iv)(g).

"**Issuance Items**" means any income, gain, loss or deduction realized as a direct result of the issuance of an interest by the Company to a Person.

"**Member Nonrecourse Debt**" has the same meaning as "partner nonrecourse debt," as set forth in Section 1.7042(b)(4) of the Regulations.

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if that Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulation § 1.7042(i)(3).

"**Member Nonrecourse Deductions**" has the same meaning as "partner nonrecourse deductions," as set forth in Regulations §§ 1.7042(i)(1) and 1.7042(i)(2).

"**Nonrecourse Liability**" is defined in Regulation § 1.7042(b)(3).

"**Profits**" and "**Losses**" mean, for each Fiscal Year, an amount equal to the Company's taxable income or loss for such Fiscal Year, determined in accordance with Code § 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code § 703(a)(1) will be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this Section will be added to such taxable income or loss;

(b) Any expenditures of the Company described in Code § 705(a)(2)(B) or treated as Code § 705(a)(2)(B) expenditures pursuant to Regulation § 1.7041(b)(2)(iv)(i) and not otherwise taken into account in computing Profits or Losses pursuant to this Section will be subtracted from such taxable income or loss;

(c) In the event the Gross Asset Value of any Company Property is adjusted pursuant to this Agreement, the amount of such adjustment will be taken into account as gain or loss from the disposition of such Company Property for purposes of computing Profits or Losses;

(d) Gain or loss resulting from any disposition of Company Property with respect to which gain or loss is recognized for federal income tax purposes will be computed by reference to the Gross Asset Value of the Company Property disposed of, notwithstanding that the adjusted tax basis of such Company Property differs from its Gross Asset Value;

(e) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, Depreciation for the relevant Fiscal Year will be taken into account, computed as provided in this Agreement;

(f) To the extent an adjustment to the adjusted tax basis of any Company Property pursuant to Code § 734(b) or Code § 743(b) is required pursuant to Regulation § 1.7041(b)(2)(iv) (m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Person's Economic Rights, the amount of such adjustment will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the Company Property and will be taken into account for purposes of computing Profits or Losses; and

(g)   Notwithstanding any other provision of this Agreement, any items that are specially allocated pursuant to Sections A.3, A.4, A.5, or A.6 of this Appendix 1 will not be taken into account in computing Profits or Losses.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Sections A.3, A.4, A.5, or A.6 of this Appendix 1 will be determined by applying rules analogous to those set forth in the preceding paragraphs (a) through (f).

"**Unrecovered Investment**" means, at any given time, the Capital Contribution of such Person decreased by (i) distributions made pursuant to Sections 6.2., and (ii) the Gross Asset Value of any Property (other than cash) distributed to such Person without charge or reduction for any Profit or Loss allocated to such Person.

A.2   Maintenance of Capital Accounts. The Company will establish and maintain Capital Accounts with respect to each Member, transferee and Manager. The initial Capital Accounts of the Members will be the Capital Contribution amounts of the Members as set forth on the Register found as Exhibit A. Thereafter, Capital Accounts will be maintained in accordance with the following:

(a)   Increases. Each Person's Capital Account will be increased by any Supplemental Capital Contribution by such Person, such Person's distributive share of Profits and any items in the nature of income or gain that are specially allocated pursuant to this Agreement, and the amount of any Company liabilities assumed by such Person or that are secured by any Company Property distributed to such Person.

(b)   Decreases. Each Person's Capital Account will be decreased by the amount of cash and the Gross Asset Value of any Company Property (other than cash) distributed to such Person pursuant to any provision of this Agreement, such Person's distributive share of Losses and any items in the nature of expenses or losses that are specially allocated pursuant to this Agreement, and the amount of any debt of such Person assumed by the Company or that is secured by any Company Property contributed by such Person to the Company.

(c)   Revaluation of Company Property. Upon (i) the acquisition of any additional interest in the Company by any new or existing Interest Holder in exchange for more than a *de minimis* Capital Contribution;, (ii) the distribution by the Company to a Member of more than a *de minimis* amount of Company Property as consideration for an interest of the Company; or (iii) the liquidation of the Company within the meaning of Regulation § 1.704-1(b)(2)(ii)(g) any revaluation gain or loss will be allocated to the Capital Accounts of Persons with Capital Accounts in the same manner as if the Company Property had been sold. In each case where there is an adjustment to Capital Accounts by reason of a revaluation of Company Property on the Company's books, Capital Accounts will also be adjusted in accordance with Section 1.704-1(b)(2)(iv)(g) of the Regulations for allocations to them of depreciation, depletion, amortization, and gain or loss, as computed for book purposes, with respect to such Company Property.

(d)   Distribution of Assets. If the Company at any time distributes any of its Company Property in-kind to any Person, the Capital Accounts will be adjusted to account for that Person's allocable share of the Profits or Losses, as determined pursuant to this Agreement, that would have been realized by the Company had it sold the Company Property that was distributed at its fair market value immediately prior to its distribution.

(e)   Sale or Exchange of Interest. In the event of a Transfer of all or a portion of a Person's Economic Rights in accordance with the terms of this Agreement, the transferee will succeed to the Capital Account of the Person to the extent it relates to the Transfer of such Person's Economic Rights.

(f)   Compliance with Code § 704(b). The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to be consistent with Regulation § 1.7041(b) and will be interpreted and applied in a manner consistent with such Regulations. In the event the Manager determines that it is prudent to modify the manner in which the Capital Accounts or any adjustments thereto (including, without limitation, adjustments relating to debt which is secured by Capital Contributions or distributed Company Property or which is assumed by the Company or Members) are computed in order to comply with such Regulations, the Manager may make such modification, provided that it is not likely to have a material effect on the amounts distributed to any Person pursuant to Article 10 upon the dissolution of the Company. Notwithstanding anything herein to the contrary, this Agreement will not be construed as creating a deficit restoration obligation or otherwise personally obligate any Person to make a Capital Contribution.

A.3   Special Allocations.   The following special allocations will be made in the following order:

(a)   Minimum Gain Chargeback. Except as otherwise provided in Regulation § 1.7042(f), if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Person with a Capital Account will be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Person's share of the net decrease in Company Minimum Gain, determined in accordance with Regulation § 1.7042(g). Allocations pursuant to the previous sentence will be made in proportion to the respective amounts required to be allocated to each Person pursuant thereto. The items to be so allocated will be determined in accordance with Regulations §§ 1.7042(f)(6) and 1.7042(j)(2). This Section is intended to comply with the minimum gain chargeback requirement in Regulation § 1.7042(f) and will be interpreted consistently therewith.

(b)   Member Minimum Gain Chargeback. Except as otherwise provided in Regulation § 1.7042(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each Person who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulation § 1.7042(i)(5), will be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Person's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulation § 1.7042(i)(4). Allocations pursuant to the previous sentence will be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated will be determined in accordance with Regulations §§ 1.7042(i)(4) and 1.7042(j)(2). This Section is intended to comply with the minimum gain chargeback requirement in Regulation § 1.7042(i)(4) and will be interpreted consistently therewith.

(c)   Qualified Income Offset. If any Person unexpectedly receives any adjustments, allocations, or distributions described in Regulation § 1.7041(b)(2)(ii)(d)(4), 1.7041(b)(2)(ii)(d)

(5) or 1.7041(b)(2)(ii)(d)(6), items of Company income and gain will be specially allocated to each such Person in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Deficit of such Person as quickly as possible provided that an allocation pursuant to this Section will be made only if and to the extent that such Person would have an Adjusted Deficit after all other allocations provided for in Section A.3 of this Appendix 1 have been tentatively made as if this subsection (c) were not in the Agreement.

(d)   Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Fiscal Year will be specially allocated to the Person who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulation § 1.7042(i)(1).

(e)   Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company Property pursuant to Code § 734(b) or Code § 743(b) is required, pursuant to Regulation § 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Person in complete liquidation of such Person's interest in the Company, the amount of such adjustment to Capital Accounts will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss will be specially allocated to Persons with Capital Accounts in accordance with their Units in the Company in the event that Regulation § 1.704-1(b)(2)(iv)(m)(2) applies, or to the Person to whom such distribution was made in the event that Regulation § 1.704-1(b)(2)(iv)(m)(4) applies.

(f)   Allocations Relating to Taxable Issuance of Company Interests. Any Issuance Items will be allocated among the Persons with Capital Accounts so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to such Person, will be equal to the net amount that would have been allocated to each such Person if the Issuance Items had not been realized.

A.4   Curative Allocations. The allocation provisions of this Agreement are intended to produce final Capital Account balances that are equal to the liquidating distributions Members would receive pursuant to Section 6.3 and Section 10.4. Therefore, notwithstanding any provision of this Agreement to the contrary, all items of income, gain, loss or deduction recognized during a taxable year in which an event occurs directly resulting in the liquidation and termination of the Company (whether or not liquidation occurs in the same taxable year as such event) and all items of income, gain, loss or deduction for prior open years or recognized during each succeeding taxable year thereafter will be allocated among the Persons with Capital Accounts in a manner that, to the maximum extent possible, will (i) first, eliminate any deficit Capital Account balances (allocated among the Persons with Capital Accounts in proportion to their deficit Capital Account balances) and (ii) second, adjust their Capital Account balances so that to the maximum extent possible, liquidating distributions following payment of all debts will be made in the manner and priority indicated in Section 12.4. This Section will control notwithstanding any reallocation or adjustment of taxable income, taxable loss, or items thereof by the Internal Revenue Service or any other taxing authority. Nothing in this Section, however, will prevent a Person or the Company from correcting a mistake which leads to a Person receiving a distribution in excess of the amount to which such Person was entitled.

A.5   Other Allocation Rules.

(a)   For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items will be determined on a daily, monthly, or other basis, as determined by the Manager using any permissible method under Code § 706 and the Regulations thereunder.

(b)   All allocations to the Members, except as otherwise provided, be divided among them in proportion to the Sharing Ratios of each.

(c)   The Interest Holders are aware of the income tax consequences of the allocations made by this Appendix 1 and hereby agree to be bound by this Section in reporting their shares of Company income and loss for income tax purposes.

(d)   Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulation § 1.7523(a)(3), the Members', transferees', and Manager's interests in Company Profits will be in the same proportion as their Sharing Ratios.

(e)   To the extent permitted by Regulation § 1.7042(h)(3), the Company and Interest Holders shall endeavor to treat distributions as having been made from the proceeds of a Nonrecourse Liability or a Member Nonrecourse Debt only to the extent that such distributions would cause or increase an Adjusted Deficit for any Interest Holder.

A.6   Tax Allocations: Code § 704(c). Except as provided in this Section A.6, each item of income, gain, loss, deduction or credit for federal income tax purposes that corresponds to an item of income, gain, loss or expense that is either taken into account in computing Profits or Losses or is specially allocated pursuant to Section A.3 or Section A.4 (a "**Book Item**") will be allocated among Persons in the same proportion as the corresponding Book Item is allocated among them pursuant to Section A.3 or Section A.4. In accordance with Code § 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any Company Property contributed to the capital of the Company will, solely for tax purposes, be allocated among the Interest Holders so as to take account of any variation between the adjusted basis of such Company Property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with this Agreement).

In the event the Gross Asset Value of any Company Property is adjusted pursuant to this Agreement, subsequent allocations of income, gain, loss, and deduction with respect to such Company Property will take account of any variation between the adjusted basis of such Company Property for federal income tax purposes and its Gross Asset Value in the same manner as under Code § 704(c) and the Regulations thereunder.

Any elections or other decisions relating to such allocations will be made by the Manager in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section are solely for purposes of federal, state, and local taxes and will not affect, or in any way be taken into account in computing, any Person's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

A.7   Limitation on Losses. The Losses allocated to a Person will not exceed the maximum amount of Losses that can be so allocated without causing any Person to have an Adjusted Deficit at the end of any Fiscal Year. In the event some but not all of the Persons with Capital Accounts would have Adjusted Deficits as a consequence of an allocation of Losses pursuant to this Section, the limitation set forth in this paragraph will be applied on a Person by Person basis so as to allocate the maximum permissible   Losses   to   each   Person   under   Regulation   §   1.7041(b)(2)(ii)(d).